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INVEST IN THE AMERICAN FLAG FOOTBALL LEAGUE

With over 7 million players world wide, you can be a part of the world's fastest growing team sport. Investing in the AFFL gives you ownership of the world's first professional flag football league. Click below to be a part of the limited time opportunity.

INVEST NOW



AMERICAN
FLAG
FOOTBALL
LEAGUE

DOWNLOAD INVESTOR DECK

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THE AFFL IS BUILDING A BUSINESS AROUND ONE OF AMERICA'S FASTEST-GROWING TEAM SPORTS. FLAG FOOTBALL IS NOW BIGGER THAN LACROSSE, ICE HOCKEY, AND RUGBY COMBINED IN TERMS OF PARTICIPATION, YET LACKS A PROFESSIONAL LEAGUE FOUND IN OTHER SPORTS... UNTIL NOW!

WITH A MEN'S PRO LEAGUE, WOMEN'S TOURNAMENTS AND THE AFFL YOUTH LEAGUE, WE ARE THE WORLD'S ONLY FULLY INTEGRATED FLAG FOOTBALL ORGANIZATION.

THE FUTURE OF PRO FOOTBALL HAS FLAGS.

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TAKE ADVANTAGE OF AN OPPORTUNITY TO INVEST IN A PROFESSIONAL SPORTS ORGANIZATION

Now is the perfect time to be a part of something special!
Finally, flag football players have the opportunity to become a pro! They will represent their city, get paid, and play against the best flag players on the highest level in the sport! Just like participation in the sport, we believe this will be the fastest growing professional sports league in the U.S.!



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OF PLAYERS IN THE U.S.
7.1M
FLAG
5.9M
5.5M
TACKLE
5.1M
2014
2015
2016
2017
2018
2019
2020
Source: SFIA Topline Report February 2020, Wikipedia, Forbes

GROWTH OF 1.6M+ NEW PLAYERS IN 6 YEARS

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AMERICAN FLAG FOOTBALL LEAGUE

DEAL HIGHLIGHTS | MARKET | TRACTION | TEAM



BE A PART OF THE WORLD'S FIRST PROFESSIONAL FLAG FOOTBALL ORGANIZATION

INVEST NOW

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AMERICAN FLAG FOOTBALL LEAGUE

DEAL HIGHLIGHTS | MARKET | TRACTION | TEAM

THE AFFL'S PLAYBOOK OF STRATEGIC ADVANTAGES

1



GROWTH OF WOMEN IN FLAG FOOTBALL

Supporting the women in flag football has always been a core part of the mission of the AFFL, and it's finally gaining the attention it deserves as a path to women's scholarships and inclusion.

In 2021, the AFFL's women's division and the glass-ceiling shattering $200,000 grand prize for both the men's and women's champions leveled the playing field for gender pay equality in sports.

Our future plans for the women in the AFFL will mimic the path of our men's division. #EqualPlayEqualPay

CBS

1ST NATIONALLY TELEVISED

Women's Football Game, Summer 2021

NAIA

"The NAIA is proud to partner with the NFL to bring collegiate women's flag football to our member institutions."

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2



INTERNATIONAL OPPORTUNITY

Unlike American (tackle) football, flag footballs' popularity spreads worldwide, gaining fans from all across the globe. Flag is already a sport celebrated in countries everywhere, and the AFFL is providing an opportunity for players to share their talent.

affl-lp-73fa54b03e27e567cfff3cc84a34261.webflow.io

3



INSTITUTIONAL & MAINSTREAM SUPPORT

Flag Football is catching major brands and institutions' eyes and our professional league will soon be a major part of the global sports landscape.

2028 INTERNATIONAL OLYMPICS

Flag Football could be selected to compete in the 2028 international olympics.

NFL & Nike have committed

$5M TO BRING GIRLS FLAG TO HIGH SCHOOLS ACROSS AMERICA

https://news.nike.com/news/nike-x-nfl-partnership-girls-flag-football-5-million-dollar-grant-initiative

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A SAFER MORE APPEALING GAME

FLAG AVOIDS SAFETY CONCERNS THAT GROW ALONGSIDE AMERICAN FOOTBALL POPULARITY

As the evidence and public alarm continue to build around the relationship between tackle football and chronic traumatic encephalopathy (CTE), the peace of mind Flag offers is growing exponentially more appealing.

> **"Of all sports played in the US, American football is the sport associated with the greatest number of traumatic brain injuries."**

-The Epidemiology of Sport-Related Concussion.

4



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THE BUSINESS MODEL: READY TO PLAY


AMERICAN FLAG FOOTBALL LEAGUE
THE ROAD TO THE 2023 INAUGURAL SEASON
THE ROAD TO THE PROS
STEP 01 ANNOUNCE INAUGURAL CITIES
STEP 02 INTRODUCE HEAD COACHES
STEP 03 NAME YOUR TEAM CAMPAIGN BEGINS
STEP 04 AFFL COMBINES START IN HOST CITIES
STEP 05 OFFICIALLY UNVEIL TEAMS TO HOST CITIES
STEP 05 PRESEASON BEGINS (2023)

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STEP 05 PRESEASON BEGINS (2023)

AFFL TIMELINE:

A BLUEPRINT FOR SUSTAINABLE GROWTH

- 2022 — 5 INAUGURAL PRO TEAMS INTRODUCED
- 2023 — 1ST EXPANSION TEAM INTRODUCED. First of 5 Original Teams Offered for Sale
- 2024 — 2ND PRO TEAM OFFERED FOR SALE
- 2025 — 2 ADDITION EXPANSION TEAMS INTRODUCED. 2 Additional Teams Offered for Sale

THIS STRUCTURE ALLOWS TEAMS THAT ARE SOLD TO HAVE OPERATING HISTORY AND TRACK RECORDS. IN ADDITION, WE BELIEVE THIS MODEL WILL GENERATE LIQUIDITY THROUGH TEAM SALES RATHER THAN EQUITY SALES IN 2023 AND FORWARD, IF THE MARKETPLACE ALLOWS.

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As concerns for American Football Player's safety are at an all-time high, a new study suggests that CTE will be detected in living players.

47%	AT LEAST 1+	11 out of 100
of **concussions in high school athletes** happen from tackle football	**player sustains a mild concussion** in nearly every tackle football game	**deceased NFL Players** showed CTE in their brains when examined in a study


The Washington Post
Doctors provide consensus symptoms of CTE among living, a major step for researchers

AND THINGS MAY SOON CHANGE DRAMATICALLY...

A paper published in March 2021 details the new ability to detect CTE in living players—this is likely to have a chilling effect on tackle.

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ability to detect CTE in living players—this is likely to have a chilling effect on tackle.

INVESTMENT INCENTIVES

BONUS SHARES

INVESTING EARLY HAS ITS ADVANTAGES. INDIVIDUALS WHO INVEST IN THE AFFL IN THE FIRST 21 DAYS WILL RECEIVE BONUS SHARES!

TAKE ADVANTAGE OF A GREAT OPPORTUNITY TO OWN A BIGGER PIECE OF THE AFFL !

4/11/22 - 4/17/22: 50% BONUS SHARES

4/18/22 - 4/24/22: 25% BONUS SHARES

4/25/22 - 5/01/22: 10% BONUS SHARES



OUR TIMELINE:

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OUR TIMELINE: THE GAME IS ONLY BEGINNING

2016

Founded

2017

Launch Game withMichael Vick & Chad Ochocinco

2.8M VIEWS



2018


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AMERICAN FLAG FOOTBALL LEAGUE
DEAL HIGHLIGHTS
MARKET
TRACTION
TEAM
2018
NFL
First Season. NFL Network Coverageof 128 Team National Tournament
2019
Second NationalTournament
2020
No Live SportingEvents (COVID)
2021
CBS
CBS coverage + Women's Tournament + Youth League Launch
2.8M VIEWS
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affl-lp-73fa54b03e27e567cfff3cc84a34261.webflow.io
AMERICAN FLAG FOOTBALL LEAGUE
DEAL HIGHLIGHTS
MARKET
TRACTION
TEAM
2020
No Live SportingEvents (COVID)
2021
CBS
CBS coverage + Women's Tournament + Youth League Launch
2.8M VIEWS
2022
Introduction of ProTeams based in cities
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THE AFFL UMBRELLA

The American Flag Football League builds a worldwide community of fans and players, all united by their shared values through Flag Football.

MEN'S PRO LEAGUE

City-based teams, professional players, one of a kind.

LAUNCHING 2023

YOUTH LEAGUE

Divisions for players ages 6-17 all around the world playing the AFFL style of football.

LAUNCHED IN 2021

WOMEN'S TOURNAMENT

Open events with our fast paced style where anyone can form a team and participate.

LAUNCHED 2021

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WHY INVEST IN TO THE AFFL PRO LEAGUE?

THE 2023 LAUNCH OF MEN'S PRO TEAMS AND LIVE EVENTS WILL PROVIDE EVEN MORE CREDIBILITY, SPORTSMANSHIP, AND VIEWERSHIP.



Fielding Professional teams massively improves quality of play & entertainment.



Having pro teams in various cities establishes a true fanbase and enhances the ability to sell game tickets, merchandise and other experiences.



As our league expands, we believe we can provide liquidity upon team sales.

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INVEST IN A BRAND GRABBING ATTENTION FROM NOTEWORTHY FANS



10:13
FLAGFOOTBALL
Posts
Follow
nfl
787,624 views · Liked by jerrodjohnson1 and new_era8
nfl Jerrod Johnson to Jeremy Ross... TWICE for Team Ocho!
: @flagfootball LIVE on @nflnetwork! #AFFL
flagfootball



thecheckdown @flagfootball airs on NFL Network June 30th.
tombrady
1,189,065 views · Liked by kingjames and k2p21
bleacherreport Mike Vick can still sling it (@proflagaffl)
787,624 views · Liked by jerrodjohnson1 and new_era8
nfl Jerrod Johnson to Jeremy Ross... TWICE for Team Ocho!
: @flagfootball LIVE on @nflnetwork! #AFFL
1,499,347 views · Liked by bakermayfield and bestfootballworkouts
nfl Have you ever seen The Dip?!
@flagfootball comes to @nflnetwork on June 30 (7pm ET)!

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DEAL HIGHLIGHTS | MARKET | TRACTION | TEAM

> Imagine a sport as simple as soccer, but already beloved by Americans. One with the star power of the NBA, but drawing from a larger pool of star-caliber players. A game as kid-friendly as baseball, but faster and more dynamic.
>
> "This isn't a dream sport. This is Flag Football."



AS SEEN ON

ESPN | Barstool Sports | WIRED | NFL Films | The Wall Street Journal

AWARENESS

facebook | CBS Sports Network | USA | twitch | Playmaker

PARTNERS

LSPORTS | BLUE-EMU | AccuWeather

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MEET THE STARTING LINEUP



JEFF LEWIS
FOUNDER & CEO

30+ years of Wall Street hedge fund and portfolio management experience. Avid Football fan and Flag Football coach.



CHRIS HARRIS
V.P. OF FOOTBALL OPERATIONS

Former pro player with over 15 years experience in turning ideas into successful businesses. Has 7+ year successful track record as an executive in the motorsports industry.



KATE CARNEY
GENERAL COUNSEL

Business consultant, lawyer and strategic advisor. 16+ years of corporate and hedge fund experience, including asGeneral Counsel of a $6 bn hedge fund



MICHELLE ROQUE
HEAD OF MARKETING & SOCIAL

Played flag football her entire life.U.S . National Team Gold Medal winner. Her viral content has garnered millions of video views.



BARRY PINCUS
CFO

35+ years of intersecting in content & technology, working with brands such as NY Yankees, Martha Stewart Living, Omni media & Maxim magazine.



JON MELTZER
BOARD OF DIRECTORS

Fmr. Goldman Sachs Partner



ANDREW SIEGEL
BOARD OF DIRECTORS

Conde Nast Advisor, Digital Initiatives



RALPH GREENE
BOARD OF DIRECTORS

Fmr. Nike Head of Football



DOM CURCIO
BOARD OF DIRECTORS

Fmr. President of Guggenheim Partners



MICHAEL GRIFFIN
PLAYER ADVISOR

Tennessee Titans



ISAIAH KACYVENSKI
PLAYER ADVISOR

Seattle Seahawks



DANNY WUERFFEL
PLAYER ADVISOR

U of Florida, Heisman Trophy Winner

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ISAIAH KACYVENSKI
PLAYER ADVISOR

Seattle Seahawks

DANNY WUERFFEL
PLAYER ADVISOR

U of Florida, Heisman Trophy Winner



BE A PART OF THE WORLD'S FIRST PROFESSIONAL FLAG FOOTBALL ORGANIZATION

INVEST NOW

DEAL HIGHLIGHTS MARKET TRACTION TEAM

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Kate Carney · 5 hours ago

Thanks Michelle!

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